Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

(unaudited)

	Three Months Ended December 31,
	2004	2003
Numerator:
Net Income	$1,185,387	$1,173,811

Denominator:
Denominator for basic earnings per share-weighted-average shares	10,045,127	9,730,977

Effect of dilutive securities:
Employee stock options	55,108	63,680

Contingently issuable shares	268,368	209,926

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,368,603	10,004,583

Basic earnings per share	$0.12	$0.12
Diluted earnings per share	$0.11	$0.12